UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28727 / May 20, 2009

_____

In the Matter of   :
                                                                                          :
WILLIAM BLAIR & COMPANY, L.L.C.   :
WILBLAIRCO II, L.L.C.   :
222 West Adams Street.   :
Chicago, Illinois 60606   .   :
                                                                                          :
(813-00274)   :
                                                                                          :
_____

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

William Blair & Company, L.L.C. ("Blair") and Wilblairco II, L.L.C. filed an application on
June 8, 2000, and amendments to the application on March 11, 2004, May 15, 2007, January 25,
2008, May 27, 2008, and April 10, 2009, requesting an order under sections 6(b) and 6(e) of the
Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act,
except section 9 and sections 36 through 53 of the Act, and the rules and regulations under those
sections. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder,
and rule 38a-1 under the Act, the exemption is limited as set forth in the application. The order
exempts certain limited partnerships and other investment vehicles formed for the benefit of
eligible employees of Blair and its affiliates from certain provisions of the Act. Each limited
partnership or other investment vehicle will be an "employees' securities company" within the
meaning of section 2(a)(13) of the Act.

On April 22, 2009, a notice of the filing of the application was issued (Investment Company Act
Release No. 28700). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Blair and Wilblairco II, L.L.C. (File No. 813-00274), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary